September 6, 2024

Suren Ajjarapu
Chief Executive Officer
IWAC Holding Co Inc.
59 N. Main Street
Florida, NY 10921

       Re: IWAC Holding Co Inc.
           Draft Registration Statement on Form S-4
           Submitted August 28, 2024
           CIK No. 0002033522
Dear Suren Ajjarapu:

        Our initial review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your submission does not include a signed audit report of the registered public accounting firm to Btab Ecommerce
Group, Inc. Please refer to Part I. C. Item 17 of Form S-4 and the Fixing America's Surface
Transportation (FAST) Act.

       We will provide more detailed comments relating to your draft registration statement following our review of a substantive amendment that addresses these deficiencies.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services